# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XOMA Royalty Corp, CIK 0000791908
CUSIP: 98419J206
Title of class of securities: Common Stock, $0.0075 par value
Address of issuer's principal executive offices: 2200 POWELL STREET, SUITE 310, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 05/14/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8830; KENNETH A. SCHLESINGER, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,635,758; sole dispositive power 0; shared dispositive power 3,635,758; aggregate amount beneficially owned 3,635,758 (20.7% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,635,758; sole dispositive power 0; shared dispositive power 3,635,758; aggregate amount beneficially owned 3,635,758 (20.7% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,773,545; sole dispositive power 0; shared dispositive power 2,773,545; aggregate amount beneficially owned 2,773,545 (15.8% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,773,545; sole dispositive power 0; shared dispositive power 2,773,545; aggregate amount beneficially owned 2,773,545 (15.8% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 412,000; sole dispositive power 0; shared dispositive power 412,000; aggregate amount beneficially owned 412,000 (2.3% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 412,000; sole dispositive power 0; shared dispositive power 412,000; aggregate amount beneficially owned 412,000 (2.3% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,409,303; sole dispositive power 0; shared dispositive power 6,409,303; aggregate amount beneficially owned 6,409,303 (36.5% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,593,303; sole dispositive power 0; shared dispositive power 7,593,303; aggregate amount beneficially owned 7,593,303 (43.3% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,593,303; sole dispositive power 0; shared dispositive power 7,593,303; aggregate amount beneficially owned 7,593,303 (43.3% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,593,303; sole dispositive power 0; shared dispositive power 7,593,303; aggregate amount beneficially owned 7,593,303 (43.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0075 par value
Name of issuer: XOMA Royalty Corp

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons and the Partners Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions, except as otherwise noted. The aggregate purchase price of the 3,635,758 Shares owned directly by BVF, of which 2,313,000 Shares were acquired pursuant to the Series X Conversion (as defined below), is approximately $20,473,088, including brokerage commissions. The aggregate purchase price of the 2,773,545 Shares owned directly by BVF2, of which 1,506,000 Shares were acquired pursuant to the Series X Conversion, is approximately $18,880,985, including brokerage commissions. The aggregate purchase price of the 412,000 Shares owned directly by Trading Fund OS, all of which were acquired pursuant to the Series X Conversion, is approximately $1,660,360. The aggregate purchase price of the 772,000 Shares held in the Partners Managed Accounts, all of which were acquired pursuant to the Series X Conversion, is approximately $3,111,160.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 14, 2026, pursuant to and in connection with the entry into the Support Agreements (as defined and described in Amendment No. 13 to the Schedule 13D), the Issuer waived the 61 day notice requirement to increase the Series X Beneficial Ownership Limitation (as defined and described in Amendment No. 13 to the Schedule 13D), the Reporting Persons delivered a notice to increase the Series X Beneficial Ownership Limitation to 45% of the Issuer's outstanding Shares, and the Reporting Persons delivered conversion notices to convert all the Series X Preferred Stock held by them and the Partners Managed Accounts for Shares at a conversion price of $4.03 per Share (the "Series X Conversion"). Pursuant to the Series X Conversion, BVF converted 2,313 Series X Preferred Stock for 2,313,000 Shares, BVF2 converted 1,506 Series X Preferred Stock for 1,506,000 Shares, Trading Fund OS converted 412 Series X Preferred Stock for 412,000 Shares and the Partners Managed Accounts converted 772 Series X Preferred Stock for 772,000 Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 12,541,030 Shares outstanding as of May 7, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026, and (ii) 5,003,000 shares received by the Reporting Persons and the Partners Managed Accounts pursuant to the Series X Conversion.

As of the date hereof, (i) BVF beneficially owned 3,635,758 Shares, representing percentage ownership of approximately 20.7% of the Shares outstanding, (ii) BVF2 beneficially owned 2,773,545 Shares, representing percentage ownership of approximately 15.8% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 412,000 Shares, representing percentage ownership of approximately 2.3% of the Shares outstanding, and (iv) 772,000 Shares were held in the Partners Managed Accounts, representing percentage ownership of approximately 4.4% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 3,635,758 Shares beneficially owned by BVF, representing percentage ownership of approximately 20.7% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,773,545 Shares beneficially owned by BVF2, representing percentage ownership of approximately 15.8% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own 412,000 Shares, representing percentage ownership of 2.3% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 6,409,303 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 36.5% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts may be deemed to beneficially own the 7,593,303 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts, representing percentage ownership of approximately 43.3% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 7,593,303 Shares beneficially owned by Partners, representing percentage ownership of approximately 43.3% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 7,593,303 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 43.3% of the Shares outstanding.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

Other than the Series X Conversion, the Reporting Persons have not transacted in the securities of the Issuer since the filing of Amendment No. 13 to the Schedule 13D.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/18/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/18/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/18/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/18/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/18/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/18/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/18/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/18/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/18/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (05/18/2026)